SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ViewPoint Financial Group

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

926727 10 8

(CUSIP Number)

Martin L. Meyrowitz, P.C.
Michael S. Sadow, P.C.
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 2000
(202) 295-4500

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

September 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

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SCHEDULE 13D

CUSIP No. 926727 10 8	Page 2 of 7 Pages

	1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (entities only) ViewPoint MHC

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS 00

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 14,183,812

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 14,183,812

	10.	SHARED DISPOSITIVE POWER 0

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,183,812 shares

	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%

	14.	TYPE OF REPORTING PERSON HC

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SCHEDULE 13D

CUSIP No. 926727 10 8	Page 3 of 7 Pages

Item 1.   Security and Issuer

            This Schedule 13D relates to shares of common stock, par value $0.01 per share ("Common Stock"), of ViewPoint Financial Group, a federal stock corporation ("Company"), whose principal executive offices are located at 1309 W. 15th Street, Plano, Texas 75075.

Item 2.   Identity and Background

            (a)-(b)-(c) This Schedule 13D is filed on behalf of ViewPoint MHC, a federally chartered mutual holding company ("MHC"). MHC's principal business is to hold at least a majority of the Company's shares of Common Stock. The business address of MHC is 1309 W. 15th Street, Plano, Texas 75075.

            Pursuant to General Instruction C of Schedule 13D, information is being provided with respect to the executive officers and directors (collectively, "Insiders") of MHC, the Company and the Company's wholly owned subsidiary, ViewPoint Bank ("Bank"). The business address of each of these individuals for purposes of this filing is c/o ViewPoint Financial Group, 1309 W. 15th Street, Plano, Texas 75075.

Name	Principal Occupation
James B. McCarley	Chairman of the Board; President of James McCarley Consultants.

Gary D. Basham	Vice Chairman of the Board; retired.

Kenneth R. Yarbrough	Director; retired.

V. Keith Sockwell	Director; Vice President of Educational Services/Governmental Relations with the SHW Group, LLP.

Jack D. Ersman	Director; Automobile dealer.

Karen H. O'Shea	Director; Vice President of Communications and Public Relations for Lennox International, Inc.

Rosario (Rosie) G. Vela	Director; Director of Finance for the City of San Marcos, Texas.

Anthony J. LeVecchio	Director; President and Principal of The James Group, Inc.

Garold R. Base	President, Chief Executive Officer and Director.

Mark E. Hord	Executive Vice President, General Counsel and Secretary.

Pathie (Patti) E. McKee	Executive Vice President, Chief Financial Officer and Treasurer.

James C. Parks	Executive Vice President/Chief Operations Officer.

Rick M. Robertson	Executive Vice President/Chief Banking Officer.

Donna K. Neal	Senior Vice President/Credit Administration.

Patrick J. Ramsier	Managing Director/Commercial Lending.

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SCHEDULE 13D

CUSIP No. 926727 10 8	Page 4 of 7 Pages

            (d) During the last five years, neither MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration

            MHC was formed on September 29, 2006 for the purpose of being the mutual holding company of the Company and the Bank. The Company was formed on September 29, 2006 for the purpose of being the stock holding company of the Bank. On September 29, 2006, pursuant to a Plan of Reorganization and Stock Issuance, the Company sold 11,604,938 shares of Common Stock in a minority public offering. In accordance with the Plan of Reorganization and Stock Issuance and applicable federal law, the Company issued an additional 14,183,812 shares of Common Stock to MHC at no cost to MHC. Immediately after that offering, MHC owned 55.0% of the outstanding shares of Common Stock.

            Insiders and their affiliates purchased shares of Common Stock in the minority public offering and have acquired additional shares since then. The shares purchased by Insiders were purchased using their personal funds. The Insiders report these acquisitions on their own individual Forms 3 and 4.

Item 4.   Purpose of Transaction

            The primary purpose of the creation of MHC and the Company was to establish a structure that would enable the Bank to compete and expand more effectively in the financial services marketplace, and that would enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank through their ownership interests in the Company. The mutual holding company structure permitted the Company to sell capital stock, which is a source of capital not available to a mutual savings institution. The transaction also gave the Bank and the Company greater flexibility to structure and finance the expansion of operations and to diversify into other financial services.

            The Company initiated the minority public offering to raise additional capital to support future growth, attract qualified management and support possible acquisitions. Because the Company issued only 45.0% of the Common Stock to the public and the MHC owns the remaining 55.0% of the outstanding shares of Common Stock, the Bank's ability to remain an independent savings bank and to provide community-related financial services is expected to be preserved.

            The Insiders acquired shares of Common Stock for their personal investment.

            In the future, MHC and/or Insiders may acquire or decide to purchase additional shares of Common Stock (or other securities of the Company) or decide to sell or transfer their shares of Common Stock. Any such determination will depend on a number of factors, including market prices, the Company's prospects, alternative investments, applicable laws requiring increases in ownership for MHC and restrictions on transaction under applicable securities laws.

            While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor any of the Insiders (other than in his or her role as an executive officer and/or director of the Company and the Bank) has, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving

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SCHEDULE 13D

CUSIP No. 926727 10 8	Page 5 of 7 Pages

the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. At any time, or from time to time, MHC and/or any of the Insiders may review, reconsider or change their position or plans with respect to these matters.

Item 5.   Interest in Securities of the Issuer

            (a)-(b) As of the date of this Schedule 13D, MHC directly and beneficially owned 14,183,812 shares of the Common Stock, which represented 55.0% of the issued and outstanding shares. MHC has sole voting and dispositive power over those 14,183,812 shares.

            The following table sets forth information with respect to the shares of Common Stock beneficially owned by Insiders as of the date of this Schedule 13D.

Name	No. of Shares Beneficially Owned	% of Outstanding Common Stock
James B. McCarley	27,500.11%
Gary D. Basham	25,000.10%
Kenneth R. Yarbrough	20,000.08%
V. Keith Sockwell (1)	3,100.01%
Jack D. Ersman (2)	25,000.10%
Karen H. O'Shea (3)	10,000.04%
Rosie G. Vela	10,000.04%
Anthony J. Levecchio	---	---%
Garold R. Base	30,000.12%
Mark E. Hord	5,000.02%
Patti E. McKee	5,000.02%
James C. Parks	3,000.01%
Rick M. Robertson	6,800.03%
Donna K. Neal	1,500.01%
Patrick J. Ramsier	1,000.01%

____________
(1) Does not include 12,900 shares held in an IRA of Mr. Sockwell's spouse.
(2) Mr. Ersman acquired all of these shares through a Keough Trust.
(3) Does not include 6,635 shares acquired by Ms. O'Shea's spouse.

            (c) Other than the issuance to the MHC of the 14,183,812 shares of the Company's Common Stock and the purchase by the Insiders of the shares of Common Stock listed in Item 5 (a) above, neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days. For information with respect to such issuance, see Item 3 above.

            (d) Not applicable.

            (e) Not applicable.

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SCHEDULE 13D

CUSIP No. 926727 10 8	Page 6 of 7 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.   Material to be Filed as Exhibits

            None

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SCHEDULE 13D

CUSIP No. 926727 10 8	Page 7 of 7 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2006	/s/ Garold R. Base Garold R. Base President and Chief Executive Officer

END